Snipp Crosses US$4MM of Bookings in Q4 2017, Largest Quarter of Sales

in 2017 With 150+% Growth Compared to Q4 2016

TORONTO, Jan. 03, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has crossed US$4MM worth of deals in Q4 2017, the largest quarter this year and second largest in company history.

The deals are with 48 different clients for brands in 13 unique industries ranging from CPG, to alcohol, electronics and pharma, as well as sporting goods and toys. The programs leverage the entire Snipp suite of solutions - promotions, rewards, rebates and loyalty. Almost all these programs utilize SnippCheck, Snipp’s market leading receipt validation technology, which is a key component in the Company’s promotion, rebate and loyalty offerings.

According to Atul Sabharwal, Chief Executive Officer at Snipp, “We are very pleased to have closed the year with one of the largest quarters in our history. On January 3, 2016 the bookings number we had announced was $1.5MM+, so getting to $4MM+ of bookings for 2017 is a great testament to our strategy. While we are proud of the diversity of industries we are now providing solutions to, it is a validation of the versatility of our suite of products that now cover an even broader range of a marketers requirements. Our expanding presence in Fortune 500 companies is also a direct reflection of our ability to consistently deliver real value to help clients achieve their marketing objectives. We look forward to continuing this momentum in the new year. In 2018 we plan to further build on our innovations as well as use our expertise to break into new industries. We would also like to take this opportunity to wish all of our partners and stakeholders a very happy New Year and a fantastic 2018!”

While the figures mentioned above reflect the total revenues booked, please note that the projects are spread across multiple time periods and the associated revenues will be recognized per Snipp’s established revenue recognition policies.

Snipp is also pleased to announce that Silicon Valley Bank (SVB) has agreed to extend the Forbearance Agreement with the Company. This agreement, which was initially announced on October 18, 2017. will now remain in effect until January 31, 2018. SVB has also agreed to extend the term of the credit facility that was initially announced on November 23, 2016. The facility will now mature on January 31, 2018.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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